EXHIBIT 99.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No. 333-191325) of Adecoagro S.A. of our report dated March 15, 2016 relating to the financial statements, which appears in this Form 6-K.

PRICE WATERHOUSE & CO. S.R.L.

by /s/ Marcelo de Nicola (Partner)
Marcelo de Nicola

Buenos Aires, Argentina
March 17, 2016